Exhibit 4.29

English Translation

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

SPOUSAL CONSENT LETTER

To Shanghai Fuxi Information Technology Service Co., Ltd.,

I am the lawful spouse of Peiqing Tian, a shareholder of Shanghai Luoliang Network Technology Co., Ltd. My spouse now holds a 99.99% stake in Shanghai Luoliang Network Technology Co., Ltd. Regarding the "Exclusive Service Agreement", "Exclusive Call Option Agreement", "Equity Pledge Agreement" and "Shareholder Voting Rights Agreement" (these agreements are collectively referred to as the "VIE Agreements") dated March 6, 2024, signed by my spouse Peiqing Tian, Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd. and other parties, in order to avoid possible disputes, I am here unconditionally and irrevocably consent to Shanghai Four Seasons Education Investment Management Co., Ltd:

1.
I fully know and agree with my spouse to sign the VIE Agreements, in particular, unconditionally and irrevocably consent to the restriction, pledge, transfer or dispose of the equity interest of my spouse in Shanghai Luoliang Network Technology Co., Ltd. in the VIE Agreements.
2.
I will not, at any time, do any act which conflicts with the arrangements with the pledge or disposal of the equity under the VIE agreements, including but not limited to the above-mentioned equity interests held by my spouse in Shanghai Luoliang Network Technology Co., Ltd. , which constitute the joint property of me and my spouse. I further acknowledge that under no circumstances shall I take any action or bring any claim or lawsuit with intent to conflict with the VIE Agreements (as amended from time to time).
3.
In order to ensure the interests of your company under the VIE agreements and the fundamental purpose of the VIE agreements, I specifically authorize my spouse and/or his authorized person to execute all necessary legal and non-legal documents and perform all necessary legal and non-legal procedures on my behalf from time to time in connection with my spouse’s equity interest in Shanghai Luoliang Network Technology Co., Ltd. at your request, and I acknowledge and approve the relevant documents and procedures..
4.
The commitments, confirmations, consents and authorizations made in this letter will not be revoked, impaired, invalid or otherwise unfavorable due to the increase, decrease, merger or other similar events of the equity interests held by my spouse in Shanghai Luoliang Network Technology Co., Ltd.
5.
The commitments, confirmations, consents and authorizations made in this letter will not be revoked, derogated, invalid or otherwise adversely changed due to my incapacity for civil conduct, restricted capacity for civil conduct, death, or my divorce from my spouse and other similar events.
6.
The commitments, confirmations, consents and authorizations made in this letter will continue to be valid until the termination is confirmed by both your company and myself in writing. Your company and my spouse are not required to make any payment to me, including monetary or non-monetary, due to my aforementioned commitments, confirmations, consents, and authorizations.
7.
This letter will become effective upon signature by me, and the validity period is the same as that of the Exclusive Service Agreement.
8.
Other matters not covered in this letter, including but not limited to applicable laws, dispute resolution, definitions and interpretations, are also the same as those stipulated in the VIE Agreements.

Zhan Xu

Signature: /s/ Zhan Xu

ID Card No. ***

March 6, 2024